August 12, 2016
Via Edgar and e-mail (PanosN@sec.gov)
Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE: Healthwarehouse.com,Imc.
Preliminary Proxy Statement on Schedule 14A
Filed August 5, 2016 by Rx Investor Value Corporation, et al.
File No. 000-13117

Schedule 13D and Amendment No. 1 thereto
Filed August 2, 2016 and August 11, 2016
by Rx Investor Value Corporation, et al.
File No. 005-37321
Dear Mr. Panos:
We have received and reviewed your letter dated August 12, 2016 related to the above-referenced filings of RX Investor Value Corporation ("RIVC").  In accordance with your request, we have responded to each of the comments included in your letter.  Our below responses to each of the items noted in your letter are made on behalf of RIVC and are keyed to the numerical order of your comments.
Preliminary Proxy Statement on Schedule 14A

General

1.	Please clearly mark your proxy statement, as distinguished from the cover letter to shareholders, as preliminary. See Exchange Act Rule 14a-6(e)(1).
Response:	We have marked the proxy statement as requested.

2.
Please tell us why not all of the filing persons identified in the Schedule 13D filed on August 2, 2016 and the amended Schedule 13D filed on August 11, 2016, have been named as participants in this solicitation with accompanying participant information required pursuant to Item 5(b) of Schedule 14A. To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement.

Response:	Not all of the Schedule 13D filing persons will be soliciting proxies or participating in the solicitation of proxies.

3.
  Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, as examples only, the following comments:

▪	"[w]e believe that the time has come for more qualified, experienced and active directors to lead HEWA,"
▪
the implied suggestion that the current board does not have the "skills, experience, energy and leadership abilities necessary," and that they are not "active and responsible stewards of the trust  placed in them by HEWA's shareholders,"

▪
the statements on pages 11 and 12 alleging that (i) a senior lender purchased Series B Preferred stock with "inside knowledge of the company's  first quarter financial results," (ii) the company has reset prices for the benefit of the lender, and (iii) privileged information  was provided  by the company  to the lender in exchange  for his vote;

▪	"the board has left the shareholders unaware the Company's Senior Debt commitment and status," and "the existing board of director's disregard for providing crucial shareholder information;" and
▪	"the board of directors is beholden to this senior lender for reasons that can only be attributed to self-serving entrenchment at the expense of the shareholders, another breach of fiduciary duty."

Response:	We have revised these statements as requested.

4.
  Each statement  or assertion of opinion or belief must  be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental  support for the  following statements:

▪	that that the CEO resides "3 time zones away in Las Vegas, NV." The LinkedIn screen shot included on page 13 appears to be insufficient to support this statement;
▪	the statements listed in the bullet points on page 3 regarding the company's "underperformance,"
▪	the statement that Mr. Ross "has repositioned the product mix and refinanced the balance sheet that spurred the resurgence of a company on the brink of bankruptcy," and
▪	that "[i]nvestors have given the company a vote of no confidence."
Response:	We have revised these statements as requested.

5.	Please revise to include all the information required by Item 7(b) of Schedule 14A and corresponding Item 404 of Regulation S-K.
Response:	All information has been included as requested.
Questions  and Answers Relating to this Proxy Solicitation, page 3

6.
Please expand the discussion of the plan to "unleash the company's dormant potential," and explain how you intend to accomplish the listed actions. For example, discuss how you intend  to infuse capital.  This comment  also applies to the discussion on page  15.

Response:	We have revised these statements as requested.

Why  is RIVC  making  this proxy solicitation? page 5

7.
Please revise the statement that "[r]evenue has declined 32% from $10.4 million in 2011 to $7.0M in 2015." It appears that the referenced $7.0M relates to the revenues reported  in the Annual  Report for the fiscal year ended 2015 rather than  2016.

Response:	We have revised the statement as requested.
The board has not held management  accountable, page 12

8.	The first sentence in this section appears to be incomplete. Please revise.
Response:	We have revised the statement as requested.

How to Provide a Proxy to Us, page 21

9.
We note the disclosure that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting. Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) and providing the disclosure required by and consistent with the standards enunciated within Rule  14a-4(c)(3).

Response:	We have revised these statements as requested.
Information  about Us, page 16

10.
Item 5(b)(1)(iii) of Schedule 14A requires a statement as to "whether or not" any of the participants have been the subject of criminal convictions within the  last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response:	We have provided the requested replies in the acknowledgements included with this letter.

11.	Please provide the information required by Item 5(b)(1)(iv) and (viii) of Schedule 14A for each participant, or advise.
Response:	All information required by Item 5(b)(1)(iv) and (viii) of Schedule 14A for each participant is included.

12.
Mr. Mike Peppel has been described as a consultant to RIVC, but the proxy statement has not identified Mr. Peppel as a participant in the proxy solicitation. Advise us whether or not Mr. Peppel is a "participant" as defined in Instruction 3(a)(vi) of Schedule 14A. For example, advise us, with a view toward revised disclosure, whether or not Mr. Peppel has made telephone calls to investors in connection with Rx Investor's  solicitation.

Response:	We have identified Mr. Peppel as requested and provided the disclosures requested. To date, Mr. Peppel has not made telephone calls to investors in connection with the solicitation.

Solicitation of Proxies, page 26

13.	We note that persons affiliated with or employed by you may assist in soliciting proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.
Response:	We have revised the statement as requested.
Form of Proxy Card

14.	To the extent applicable, please revise proposal 4 in the proxy card to include boxes so that the shareholders may decide whether or not to vote in favor of the proposal.
Response:	We have revised the proxy card as requested.
Schedules 13D filed August  2, 2016 and August  11, 2016
15.
Please amend your Schedule 13D to further discuss any material changes, such as plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D, including the plans disclosed on page 15 of your preliminary proxy to "infuse new capital" and change the management of the company, or advise us why an amendment  is not warranted.  Refer to Section 13(d)(2) and Rule  13d-2(a).

Response: We will amend the Schedule 13D as requested.
16.
We note the disclosure in the Schedules 13D indicating that you will nominate director candidates for election. Please provide us with your analysis as to whether these communications are "solicitations" within the meaning of Rule 14a-1(l). Please refer to Rules 14a-3 and 14a-12, as well as Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07 and note that only persons who have an intention to file and disseminate a proxy statement  are permitted under  Rule 14a-12 to engage in soliciting activities before furnishing  security holders with a proxy statement.

Response: We do not believe there are any statements in the Schedule 13D filed August 2, 2016 that constitute "solicitation" within the meaning of Rule 14a-1(l). None of the statements include any request for a proxy whether or not accompanied by or included in a form of proxy. None of the statements include a request to execute or not execute, or to revoke, a proxy. None of the statements furnish a form of proxy or other communication to securityholders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. We acknowledge the position of the staff in Question 110.07 that beneficial ownership reporting was not intended to create an additional exception to the application of Regulation 14A.

17.
Advise how the Reporting Persons selected July 23, 2016 as the date upon which a group had been formed. In addition, please explain to us why a determination was not made on an earlier date when Cormag Holdings, Osgar Holdings, SCW Holdings and Mr. Bruce Bedrick may have each purchased shares of common stock from the registrant in a 2014 private placement.

Response: July 23, 2016 is the date that the members of the group agreed to form the group. We have been advised that in the 2014 private placement each of the investors therein made his/its own investment decision and that many of the private placement investors were not aware of one another prior to the 2014 private placement. We understand that after the 2014 private placement the investors made individual decisions about the voting and investment/disposition of shares.
* * * * * * * * * * * *
Attached hereto is the written acknowledgement requested.
We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
     Sincerely,

KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter
F. Mark Reuter

FMR:ebb

cc:   Mr. Jeffrey T. Holtmeier (via e-mail)

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	the undersigned has not been the subject of criminal convictions within the last ten years except as disclosed in the filings;
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of page left blank; signature page follows.]

Jeffrey T. Holtmeier

/s/ Jeffrey T. Holtmeier

Brian A. Ross

/s/ Brian A. Ross

Michael E. Peppel

/s/ Michael E. Peppel

Mark Scott

/s/ Mark Scott

Stephen J. Weiss

[Signature to be provided separately]

RX INVESTOR VALUE CORPORATION

By: /s/ Jeffrey T. Holtmeier
Jeffrey T. Holtmeier, President

Dated:  August 12, 2016